SE Global Equities Corp.
www.SEGlobal.com

June 8, 2005

Mr. Daniel L. Gordon                                                                                                                                                                 Sent By Fax: 202-772-9209
United States Securities and Exchange Commission
Washington, D.C.
USA 20549

Dear Mr. Gordon:

Re: SE Global Equities Corp. (the "Company") - Form 10KSB for the Fiscal Year Ended December 31, 2004

This letter is in reply to your letter dated May 26, 2005. The replies are in the same order as the questions and comments raised in the May 26, 2005 letter.

1. Term Sheet with Sun Media

It is anticipated that the acquisition of Asia Multi-Media Technology Services Holdings Limited will be accounted for as a Reverse Merger.

The term "pooling" is in reference to an agreement (ie. "Pooling Agreement") between Capital Alliance Group and Sun Media Group whereby the shares of SE Global Equities Corp. held by each party will be released for sale into the public equity markets in an orderly manner. On a quarterly basis, a pre-determined amount of shares held by each party will be eligible for sale to the public. This arrangement is on a voluntary basis and is mutually agreed upon between the parties involved.

The term "recapitalization" is in reference to the resulting effect of the 1:2 reverse stock split of SE Global Equities Corp.'s share capital.

2. Statement of Operations

Direct cost is comprised of costs relating to trade clearing, stock quotation and broker commissions.

Revenues are presented on a Gross Basis since the Company, through its subsidiary Global American Investments Inc., establishes the selling price and bears the credit risk. Based on prevailing market conditions, the transaction fee that is charged to its clients is determined by the Company. The Company may choose to charge a higher fee at the risk of losing clients or may choose to charge a lower fee at the expense of decreased margins. The Company must keep funds on deposit at the trade clearing house since the Company must ultimately provide funds for the transaction if the client does not provide sufficient funds to settle the transaction.

3. Loan Payable

The following analysis was performed in connection with the October 20, 2003 conversion feature:

  The conversion price as at October 20, 2003 exceeded the quoted market price as at that date (further, the fair value of the share underlying the debt conversion would be less than the quoted market price as the shares issued on conversion would be subject to restriction). Accordingly, no intrinsic value embedded beneficial conversion feature was recorded.

Canada Office: Suite 1200, 777 West Broadway, Vancouver, B.C., V5Z 4J7, Canada Tel: (604) 871-9909 Fax: (604) 871-9919

Mr. Daniel L. Gordon
United States Securities and Exchange Commission
June 8, 2005

3. Loan Payable (continued)

  As the warrants in connection with this instrument are issued only on conversion and not separately detachable, the proceeds of issuance were not (at the point of adding the conversion feature) allocated between the warrants and the debt.

  Additionally, the fair value of the stand alone debt, exclusive of the conversion feature, was estimated using an estimated fair value interest rate for debt with a comparable risk profile. The estimated fair value interest rate was determined to be in the range of 18% to 20%.  The resulting fair value of the debt was estimated to be approximately $5,000 to $7,000 less than the $100,000 face amount of the debt.  This difference represents the various equity elements embedded in this instrument.  It was determined that this difference was not material and accordingly, was not recorded as at October 20, 2003 and no further accounting was required during 2003 and 2004.

4. Capital Stock

The $181,000 stock compensation on the statement of operations is made up of $64,000 resulting from 2004 stock option grants accounted for in accordance with SFAS 123 and a further $117,000 resulting from prior stock option grants accounted for in accordance with FIN 44 (variable) which were subject to a repricing modification in a prior year.  Both of these elements are disclosed in the footnotes.

5. Exhibits

The Exhibits have been corrected and our legal counsel will re-file the Exhibits.

Written Statement from the Company

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings.
  The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal Securities Laws of the United States.

Please contact the writer at 604-871-9909 Extension 307 if you have any questions or comments.

Yours truly,

SE Global Equities Corp.

/s/ Tim Leong
Chief Financial Officer

Canada Office: Suite 1200, 777 West Broadway, Vancouver, B.C., V5Z 4J7, Canada Tel: (604) 871-9909 Fax: (604) 871-9919